DYNAMIC VENTURES CORP.
8776 East Shea Blvd.
Suite B3A-615
Scottsdale, Arizona

June 20, 2011

Melinda Hooker
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549

Re:          Dynamic Ventures Corp.
Form 8-K
Filed June 8, 2011
File No. 0-54340

Dear Ms. Hooker:

Dynamic Ventures Corp., a Delaware corporation (the “Company”), has received and reviewed your letter of June 14, 2011, pertaining to the Company’s Form 8-K (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on June 8, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM 8-K

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated June 14, 2011.

1.
We note that you have only referred to the financial statements for the fiscal year ended December 31, 2010, in your disclosure.  Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.  Please revise your filing accordingly.

RESPONSE: We have revised the Filing to include the following language:

“Hein's reports on the financial statements of the Company for the years ended December 31, 2010 and 2009 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.”

2.
Your disclosure should follow the language in Item 304(a)(1)(iv) of Regulation S-K and state whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of change in accountants there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.  Please revise accordingly.

RESPONSE: We have revised the Filing to include the following language:

“In connection with the audit and review of the financial statements of the Company for the years ended December 31, 2010 and 2009 and the interim period through June 7, 2011, there were no disagreements on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with Hein's opinion to the subject matter of the disagreement.

In connection with the audited financial statements of the Company for the years ended December 31, 2010 and 2009, and interim unaudited financial statements through June 7, 2011, there have been no reportable events with the Company as set forth in Item 304(a)(1)(v) of Regulation S-K.”

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3.
To the extent that you make changes to the Form 8-K to comply with our comments please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

RESPONSE: We have revised the Filing to include an updated Exhibit 16 letter.

In connection with the Company’s responding to the comments set forth in the June 14, 2011 letter, the Company acknowledges that:

•           The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

Dynamic Ventures Corp.

/s/ Paul Kalkbrenner
By: Paul Kalkbrenner
Title:  President and Chief Executive Officer

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